UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AUSTRAL PACIFIC ENERGY LTD.
(Exact name of Registrant as specified in its charter)

Commission File No.: 0-29344

Yukon Territory, Canada	Not applicable
(State of incorporation or organization)	(I.R.S Employer Identification No.)

284 Karori Road, Karori
Wellington
New Zealand	6003
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is
to be registered

Common Shares	American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☐

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered

Common Shares of Austral Pacific Energy Ltd. (“Registrant”)

General
The authorized capital stock of the Registrant consists of an unlimited number of shares of common stock, without par value. The holders of the shares of common stock (i) have equal ratable rights to dividends from funds legally available therefor, when as and if declared by the board of directors of the Registrant; (ii) are entitled to shares ratably in all the assets of the Registrant available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Registrant, (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto. Such shares are entitled to one vote per share in all matters in which the shareholders are entitled to vote at all meetings of shareholders.

Non-Cumulative Voting
The holders of shares of common stock of the Registrant do not have a cumulative voting right which means that the holders of more than 50% of the outstanding shares of common stock can elect all of the directors to be elected and thus the holders of the remaining shares will not be able to elect any of Registrant’s directors.

This is a simplified and general description of the principal rights, privileges, limitations and conditions that attach to the Shares. For a complete understanding of those matters, refer to the Business Corporations Act (Yukon), the securities legislation of British Columbia, the United States Securities Exchange Act of 1934, the New Zealand Securities Markets Act 1988, the Listing Rules of the TSX Ventures Exchange and the New Zealand Stock Exchange, and the Registrant’s Articles of Association and By-Laws.

Remittance of Payments to Non-resident Shareholders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a nonresident holder of Shares of the Registrant, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future.

Taxation Effects under Canadian Law for United States Shareholders

The following summarizes the principal Canadian federal income tax considerations and effects of the Canada-United States Income Tax Convention (the “Treaty”), generally applicable to the holding and disposition of Shares by a Shareholder (a) who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with the Registrant, holds the Shares as capital property and does not use or hold the Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Treaty, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty. Any Shareholder who meets all such criteria in clauses (a) and (b) is referred to herein as a “U.S. Holder”. This summary only addresses U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. (including state and local) or other foreign income tax considerations, which may differ significantly from those discussed herein.

The summary also assumes that the Registrant is a resident of Canada for purposes of the Tax Act, and that .the value of Shares will not at any relevant time derive principally from real property situated in Canada.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to any particular U.S. Holder will vary according to the status of that U.S. Holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that U.S. Holder is subject to taxation and, generally, according to that U.S. Holder’s particular circumstances. Each U.S. Holder should consult the U.S. Holder’s own tax advisors with respect to the income tax consequences applicable to the U.S. Holder’s particular circumstances.

Dividends
Dividends paid or deemed to be paid or credited by the Registrant to a U.S. Holder will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax will be 5% of the gross amount of the dividend for corporate U.S. Holders who own at least 10% of the Registrant’s voting shares, and 15% of the gross amount of the dividend for all other U.S. Holders. The Registrant will be required to withhold the appropriate amount from any dividend payable to a U.S. Holder, and to remit that amount to Canada Revenue Agency for the U.S. Holder’s account.

Disposition
Under the Treaty, U.S. Holders will generally not be subject to Canadian capital gains tax in respect of any capital gain realized on the disposition of Shares.Notwithstanding this, U.S. Holders will be required to file a Canadian income tax return for the taxation year of disposition, and to claim applicable Treaty relief in that return.

Item 2. Exhibits

Nil

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant has duly caused this registration statement to be filed on its behalf by the undersigned, thereto duly authorised.

AUSTRAL PACIFIC ENERGY LTD.
(Registrant)

Date: April 7, 2005

By: /s/ David John Bennett
Name: David John Bennett
Title: Chief Executive Officer